Mail Stop 4561

      August 1, 2005

Henry P. Hoffman
President, Chief Executive Officer and
Chairman of the Board
Siricomm, Inc.
2900 Davis Boulevard, Suite 130
Joplin, Missouri  64804


	Re:	Siricomm Inc.
   Form 10-K for the Fiscal Year Ended
   September 30, 2004
		Filed January 13, 2005

Dear Mr. Hoffman:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-8

General

1. We note that you issued warrants and options for various purposes to non-employees. Tell us your accounting policy for equity issuances to non-employees and how you considered disclosing this policy. Address your consideration of EITF 96-18, in your response.
In addition tell us how you considered the disclosure requirements of paragraph 8 of APB 20 and paragraphs 46 through 48 of SFAS 123. Please advise.

Note 5. Stockholders` Equity, page F-12

2. We note that your Series A Preferred Stock is redeemable at the option of the holder three years after the date of issuance at a redemption price equal to 110% of the stated value. Tell us how you considered SAB Topic 3C of SAB 64 in accounting for your Series A Preferred Stock whereby the carrying amount of your Series A Preferred Stock would be increased to the mandatory redemption amount. Additionally, tell us how you considered the impact on your net loss attributable to common shareholders. Please advise.

3. We also note that your Series A Preferred Stock accrues cumulative dividends at a rate of $0.10 per share per annum. Tell us how you considered these cumulative dividends in your computation and presentation of your net loss per share attributable to your common shareholders in your consolidated statements of operations on page F-
4.  Refer to paragraph 25 of SFAS 150 and paragraph 9 of SFAS 128.

Note 8. Employee Stock Plans, page F-15

4. We note on page F-15 that you that you use the minimum value method (using a 0% volatility factor) to determine the fair value of options granted. Tell us why you believe this valuation method is appropriate and how you considered paragraphs 19 and 20 of SFAS 123 in determining the fair value of the options granted.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Henry P. Hoffman
Siricomm, Inc.
August 1, 2005
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